РАО «ЕЭС РОССИИ»
РОССИЙСКОЕ ОТКРЫТОЕ АКЦИОНЕРНОЕ
ОБЩЕСТВО ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ
«ЕДИНАЯ ЭНЕРГЕТИЧЕСКАЯ СИСТЕМА РОССИИ»

Россия, 119526, Москва, пр. Вернадского, д. 101, корп. 3
Тел. (095) 710-41-05
Факс (095) 206-80-87

RAO «UES of RUSSIA»
RUSSIAN
JOINT STOCK COMPANY
«UNIFIED ENERGY SYSTEM OF RUSSIA»

101, bld. 3, pr. Vernadskogo, Moscow, 119526, Russia,
Tel. +7 095 710-41-05
Fax +7 095 206-80-87



06014436

SUPPL

Mail Stop 3628
Office of International Corporate Fi
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

31 мая 2006 г. № 1-78/5-1206

May 31, 2006

Re: Disclosure materials provided by <u>RAO Unified Energy Systems of Russia</u> (File No. 82-4077) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Dear Sirs:

RAO Unified Energy Systems of Russia (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraph (b)(1)(i) of the Rule.

THIS SUBMISSION CONTAINS THE MATERIALS FOR THE ANNUAL GENERAL SHAREHOLDER MEETING SENT TO RAO UES ADR HOLDERS (INCLUDING AGM ANNOUNCEMENT AND INFORMATION ON ISSUES OF THE AGENDA).

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact us by calling collect at [*+7 (095) 710-59-37*] with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed duplicate of this letter and returning it to us in the enclosed self-addressed, postage pre-paid envelope.

Very truly yours,

Andrey V. Gabov
Head of Department of Corporate Governance and Investor Relations

dlo 6/16

cc: **Deutsche Bank**
Pavel Polyakov

Russian Open Joint Stock Company for Power and Electrification "UES of Russia"

Moscow, Russian Federation

Dear shareholder,

The Annual General Meeting of shareholders of OAO RAO "UES of Russia" shall be held in the form of a meeting (hereafter the Meeting) on **June 28, 2006.**
Venue: 1 Central Sq., Zelenograd, Moscow
Arriving from Moscow: Leningradskiy train station, by electric train to "Kryukovo" station, "Rechnoy Vokzal" metro station, bus No.400.
The Meeting shall start at **11:00 am.**
Please note that in order to ensure timely registration of the shareholders before the Meeting the registration will take place on June 27 from 10:00 am to 06:00 pm,
on June 28 from 9:00 am.
Due to a large number of persons entitled to participate in the Meeting, we ask you to vote in absentia or register in advance.
The list of shareholders entitled to participate in the Meeting shall be completed by
May 12, 2006.
The preliminary examination of the shareholders' powers of attorney shall take place from June 8 through June 26, 2006 by ZAO "*STATUS* Registration Company" at the following address: 1/64 Dobrovolcheskaya Str., 109544, Moscow. This procedure is not obligatory for the shareholders.

At the above address you may also find standard powers of attorney and recommendations on execution thereof.

Agenda:

1. Approval of the Annual Report of OAO RAO "UES of Russia" for 2005, annual financial statements, including Income Statement (profit and loss accounts), and allocation of profit and loss based on the financial year results.
2. Payment of dividends.
3. Approval of amendments and additions to the Founding Charter of OAO RAO "UES of Russia".
4. Approval of amendments to the Company's by-laws governing activities of its bodies.
5. Approval of the Auditor for OAO RAO "UES of Russia".
6. Election of members for the OAO RAO "UES of Russia" Board of Directors.
7. Election of members for the OAO RAO "UES of Russia" Auditing Commission.
8. Approval of the transaction (associated transactions) regarding the purchase of additional shares of OAO "HydroWGC" by OAO RAO "UES of Russia", which is a non-arm's length transaction.
9. Approval of the transaction (associated transactions) regarding the purchase of additional shares of OAO "FGC UES" by OAO RAO "UES of Russia", which is a non-arm's length transaction.

The materials prepared for the Meeting of shareholders of OAO RAO "UES of Russia" are available: to legal entities - **at OAO RAO "UES of Russia"**: Office 13-03, 101/Bldg. 3, Prosp. Vernadskogo, Moscow, tel.: (495) 620-16-09, http: www.rao-ees.ru; to physical persons - **at ZAO "*STATUS* Registration Company"** at: 1/64 Dobrovolcheskaya Str., 109544, Moscow, tel.: (495) 974-83-50.

Board of Directors of OAO RAO "UES of Russia"

Note: When determining quorum and totaling votes, the votes represented by bulletins submitted before June 26, 2006 shall count. The bulletins shall be sent to and accepted at the following address: 1/64 Dobrovolcheskaya Str., 109544, Moscow.

ISSUES ON THE AGENDA

1. Approval of the Annual Report of RAO "UES of Russia" for 2005, the annual accounting statements, including the Profit and Loss Statement (income statement), and profit and loss allocation based on the results of the financial year.
*See Annex 1 for Report **of the Auditing Commission**.*
Full scope of materials is available at the internet site of the Company.

2. Approval of the payment of dividends for year 2005 as follows: RUR 0.0574 per ordinary share and RUR 0.1939 per preferred share. Payments should be made until December 1, 2006

3. Approval of amendments and additions to the Charter of RAO "UES of Russia"
See Annex 2.

4. Approval of amendments to the Internal Regulations of the company governing the articles of its management bodies
See Annex 3.

5. Approval of the appointment of PriceWaterhouseCoopers ZAO as the auditors of RAO "UES of Russia".

6. Election of members of the Board of Directors of RAO "UES of Russia".
There are 15 persons to be elected among next candidates:

#	Name of Nominee	Occupation
1.	Abizov Mikhail Anatolievich	General Director of ZAO "UK Kuzbassrazrezugol"
2.	Androsov Kirill Gennadievich	Deputy Minister of economical development and trade of Russian Federation
3.	Berezkin Grigoriy Victorovich	Member of the Board of Directors of OAO RAO UES of Russia, Chairman of the Board of OOO "ESN Energo"
4.	Bugrov Andrey Evgenievich	Member of the Board of Directors of OAO RAO UES of Russia, Managing director of ZAO "Holding "Interros"
5.	Voloshin Alexander Stalievich	Chairman of the Board of Directors of OAO RAO UES of Russia
6.	Gref German Oscarovich	Member of the Board of Directors of OAO RAO UES of Russia, Minister of

		economical development and trade of Russian Federation
7.	Dementiev Andrey Vladimirovich	Deputy Minister of Industry and Power of Russian Federation
8.	Medvedev Yuriy Mitrofanovich	Member of the Board of Directors of OAO RAO UES of Russia, Deputy Head of Federal Property Management Agency
9.	Nikitin Gleb Sergeevich	Head of Federal Property Management Agency
10.	Oganesian Sergey Aramovich	Member of the Board of Directors of OAO RAO UES of Russia, Head of Rosenergo
11.	Pushkareva Olga Stanislavovna	Member of the Board of Directors of OAO RAO UES of Russia, Director of the Department of Government of Russian Federation
12.	Rashevsky Vladimir Valerievich	Member of the Board of Directors of OAO RAO UES of Russia, General director of OAO "SUEK"
13.	Remes Ukha Seppo	Member of the Board of Directors of OAO RAO UES of Russia, Senior Counsel of Finnish Fund "Sitra" (National Fund of strategic research and development of the Parliament of Finnish Republic)
14.	Seleznev Kirill Gennadievich	Member of the Board of Directors of OAO RAO UES of Russia, Member of the Board of OAO "Gazprom", General director of "Mezregiongaz"
15.	Urinson Yakov Moiseevich	Member of the Board of Directors of OAO RAO UES of Russia, Deputy Chairman of OAO RAO UES of Russia
16.	Hern David Alexander	Chairman of the Strategy and reform Committee of the Board of Directors of OAO RAO UES of Russia, Managing director of Halcyon Advisors Inc.
17.	Khristenko Victor Borisovich	Deputy Chairman of the Board of Directors of OAO

		RAO UES of Russia, Minister of Industry and Power of Russian Federation
18.	Chubais Anatoly Borisovich	Chairman of OAO RAO UES of Russia
19.	Sharonov Andrey Vladimirovich	Member of the Board of Directors of OAO RAO UES of Russia, State-secretary-Deputy Minister of economical development and trade of Russian Federation
20.	Yuzhanov Ilia Arturovich	Member of the Board of Directors of OAO RAO UES of Russia, Chairman of the Supervisory Board of NOMOS-bank

7. Election of members of the Audit Commission of RAO "UES of Russia".
There are 5 persons to be elected among next:

#	Name of Nominee	Occupation
1.	Brzheziansky Stanislav Edmondovich	Head of the Department of Federal Tariffs Agency of Russia
2.	Bistrov Maksim Sergeevich	Director of the Department of Ministry of economical development and trade of Russian Federation
3.	Myasnikov Victor Mikhailovich	Head of division of the Department of Ministry of Industry and Power of Russian Federation
4.	Rumiantsev Sergey Yurievich	Deputy general director of OAO “Mosenergo”
5.	Samokhina Galina Evgenievna	Head of the Department of Ministry of Industry and Power of Russian Federation
6.	Sannikov Aleksey Valerievich	Head of the Department of Federal Tariffs Agency of Russia
7.	Stefanenko Svetlana Mikhailovna	Deputy head of the Department of Federal Property Management Agency

8. The transaction (associated transactions) regarding the purchase of additional shares of OAO “HydroWGC” by OAO RAO “UES of Russia”,

which is a non-arm's length transaction, shall be approved on the following terms:

Parties to the transaction (associated transactions): OAO RAO "UES of Russia", OAO "HydroWGC";

Subject of the transaction (associated transactions):

OAO "HydroWGC" shall transfer into the ownership of OAO RAO "UES of Russia" 37,004,950,730 (thirty seven billion four million nine hundred fifty thousand seven hundred thirty) ordinary registered shares of OAO "HydroWGC", placed under private offering at the price of 1.01 (one) rubles 01 copecks each. OAO RAO "UES of Russia" shall pay OAO "HydroWGC" for the said shares no later than the final date of share placement;

OAO RAO "UES of Russia" shall transfer into the ownership of OAO "HydroWGC" shares of joint stock companies and other property specified in Annexes 1 and 2* to this decision, as well as monetary funds in the amount of 20,000,000,000.30 (twenty billion) rubles 30 copecks in payment for the shares.

Transaction price: 37,375,000,237.30 (thirty seven billion three hundred seventy five million two hundred thirty seven) rubles 30 copecks.

OAO RAO "UES of Russia" shall have the right to purchase fewer shares of OAO "HydroWGC", in which case OAO "HydroWGC" shall transfer into the ownership of OAO RAO "UES of Russia" the respective number of paid shares.

9. The transaction (associated transactions) regarding the purchase of additional shares of OAO "FGC UES" by OAO RAO "UES of Russia", which is a non-arm's length transaction, shall be approved on the following terms:

Parties to the transaction (associated transactions): OAO RAO "UES of Russia", OAO "FGC UES";

Subject of the transaction (associated transactions):

OAO "FGC UES" shall transfer into the ownership of OAO RAO "UES of Russia" 67,019,241,788 (sixty seven billion nineteen million two hundred forty one thousand seven hundred eighty eight) ordinary registered shares of OAO "FGC UES", placed under private offering at the price of 50 (fifty) copecks each. OAO RAO "UES of Russia" shall pay OAO "FGC UES" for the said shares no later than the final date of share placement;

OAO RAO "UES of Russia" shall transfer into the ownership of OAO "FGC UES" shares of joint stock companies and other property specified in Annexes 1 and 2* to this decision, as well as monetary funds in the amount of 1,990,160,512.00 (one billion nine hundred ninety million one hundred sixty thousand five hundred twelve) rubles in payment for the shares.

Annex 1

REPORT

of the Auditing Commission following the results of the audit of the financial and economic activities of OAO RAO "UES of Russia" for the year 2005

Moscow May 6, 2006

The facts established on the basis of the results of the audit of the Company's financial and economic activities for the year 2005 are as follows:

1. Revenue totals 28,094 mln rubles.
2. The results of sales of goods, products, works and services in 2005 (excluding commercial and management costs) are as follows:

- subscription fee income totals 26,385 mln rubles.
- income from power export sales totals 199 mln rubles.

3. Company's sales profit totals 22,368 mln rubles.
4. Profit before tax totals 24,964 mln Rubles.
5. Net profit retained by the Company for distribution at the meeting of shareholders totals 20,898 mln rubles.
6. Company's equity totals 330,900 mln rubles or 97.74 of all Company's cash assets, where:

- charter capital totals 21,558.4 mln rubles;
- additional capital totals 97,841.6 mln rubles;
- reserve capital totals 3,234.2 mln rubles;
- retained earnings of the prior years total 187,368.1 mln rubles;
- retained earnings of the reporting year total 20,897.7 mln rubles.

7. As of December 31, 2005 Company's borrowed funds total 4,137 mln rubles.
8. Company's non-current assets total 277,791 mln rubles.
9. Company's current assets total 60,769 mln rubles.
10. Payables total 48,281 mln rubles at the end of the year 2005.
11. Redeployment of funds into short-term financial investments totals 8,920 mln rubles as of the end of the reporting year.
12. In 2005 the current ratio totals 5.86 against standard >=2.

Return on Total Assets (ROTA) and Return on Equity (ROE) are described as follows:

- ✓ As compared to 2004 Return on Total Assets (ROTA) decreased by 0.7 percentage points and totals 7.4%;
- ✓ Return on Equity (ROE) decreased by 1.0 percentage point and totals 6.5%.

In the reporting period the Company generated profit in the amount of 20,898 mln rubles, which is by 13.2% lower as compared to 2004 and an inconsiderable deterioration in the Company's performance indicators.

It should be noted that the quick assets ratio and the current ratio increased as compared to 2004; the Company's financial position based on the results of the 2005 financial and economic activities is sustainable.

Conclusions:

No infringement of the constituent documents of OAO RAO "UES of Russia", resolutions of the General Meeting of shareholders, the Board of Directors and the Management Board has been identified.

The financial and economic activities of OAO RAO "UES of Russia" in 2005 comply with the principles of accounting and presentation of financial statements established by the legal acts of the Russian Federation, as well as are in accordance with the legal acts of the Russian Federation on performing financial and economic activities.

According to the results of a random examination of the source documents submitted to the Auditing Commission, the information provided in the 2005 annual financial statements of OAO RAO "UES of Russia" may be acknowledged as true and correct in all material respects.

Chairman of the Auditing Commission
of OAO RAO "UES of Russia" S.Y. Rumyantsev

Annex 2

Amendments and supplements to the Founding Charter of the Open Joint Stock Company *"Sixth Generating Company of the Wholesale Power Market"*

In Article 15:

Paragraph c) of sub-item 35 of Item 15.1 shall read as follows:

"- on approval of the Regulation on insurance coverage of subsidiaries and dependent companies and on approval of insurers for subsidiaries and dependent companies (approval of the results of selection of insurers for subsidiaries and dependent companies) and an insurance broker who selects insurers of subsidiaries and dependent companies";

In sub-item 35 of Item 15.1 the list of agenda issues of the Boards of Directors and General Meetings of shareholders of subsidiaries and dependent companies in respect to OAO "WGC-6", on which the position of the Board of Directors of OAO "WGC-6" is being determined, shall be complemented by the following issues:

- "on approval of target key performance indicators (revised target key performance indicators) and approval of the report on achievement of the estimated annual and quarterly key performance indicators;
- on approval of the profit and loss allocation according to the financial year results;
- on recommendations on the share dividend size and payment procedure;
- on payment (declaration) of dividends according to the results of the first quarter, six months, nine months of the financial year and according to the financial year results;
- on approval (amendment) of the investment program and on approval (consideration) of the investment program progress report;
- on approval of the Insurance Coverage Program for subsidiaries and dependent companies and amendments to the Insurance Coverage Program for subsidiaries and dependent companies;
- on consideration of the insurance coverage report of the sole executive body of subsidiaries and dependent companies".

Item 15.1 shall be amended by the following sub-item:

"preliminary approval of transactions (including several associated transactions) on actual or possible transfer of property including fixed assets, intangible assets and construction in progress, which is not used in production, transfer, dispatch and distribution of electric and heat power, in cases (amounts) determined by a separate resolution of the Company's Board of Directors by means of approving the respective register of the said property."

Draft amendments and supplements to the Regulation on the Management Board of OAO RAO "UES of Russia"

1. Item 3.2. shall be added as follows:

"The Chairman of the Management Board shall distribute authority between the Deputy Chairmen of the Management Board and members of the Management Board".

Items 3.2-3.6. shall read as 3.3-3.7 accordingly.

2. Item 5.16 shall read as follows:

"5.16. The person responsible for preparing the issue shall provide the Management Board with the following materials:

- a draft resolution of the Management Board approved by:
  - directors of co-executive units,
  - directors of other interested units on determining the Executive Secretary of the Management Board;
  - the member of the Management Board authorized to resolve the issue in question;
- presentation slides to accompany the report prepared in accordance with the requirements of the informational presentation system of the Management Board hall and endorsed by the responsible officer or a speaker;
- explanatory note (executive summary), which is based on the analysis and consolidation of information received from co-executers and provides grounds for the proposed solution and a forecast of expected technical, economic, social and other consequences of implementation thereof, endorsed by the speaker;
- reference materials including orders, decrees and other regulatory documents disclosing and justifying adoption of the proposed solution.

The materials prepared for the meeting of the Management Board shall be delivered to the Executive Secretary of the Management Board in hard and soft copies".

3. Item 5.19 shall be added as follows in the next edition (changing the current numbers of Items 5.19-5.22 and Item 5.23 to 5.20-5.23 and 5.25, respectively):

"5.19. Timely submission of materials to the meeting of the Board of Directors shall be monitored by the Directorate for Organizational Support to the Management Board.

Should the materials fail to be delivered to the meeting of the Management Board within the established period and (or) should this procedure be breached, the respective issues shall be excluded from the meeting agenda of the Management Board by a decision of the Chairman of the Management Board, and the respective executive officers may be held disciplinarily liable".

Item 5.24 shall be added as follows (changing the current number of Item 5.24 to Item 5.26):

"5.24. The questionnaire form received from a Management Board member upon expiry of the fixed voting deadline shall not be taken into account when counting votes and totaling the results of absentee voting."

Item 5.27 shall be added as follows:

"5.27. Materials prepared for Company's Management Board meetings and minutes of the Company's Management Board meetings may constitute confidential information or commercial secrets of the Company. In this case, the procedure for attending the Company's Management Board, preparing materials and executing the minutes shall be in compliance with the Company's established requirements to protect information constituting the Company's commercial secret. These materials and minutes of the Company's Management Board meetings (or extracts therefrom) shall bear the mark "CONFIDENTIAL".

Item 5.28 shall be added as follows:

"5.28. The resolutions of the Company's Management Board may be communicated to the mass media by the Chairman of the Company's Management Board or members of the Company's Management Board, as commissioned by the Chairman of the Company's Management Board."

4. In Item 6.3. delete the words "Administrative Department".
5. In Item 6.4 replace "Administrative department" by "Office Management Directorate".
6. In Item 6.5. replace "Administrative department" with "MANAGEMENT BOARD".
7. Item 7.1. shall read as follows:
"7.1. Execution of the resolutions of the Management Board shall be supervised by the Management Board members authorized to act as supervisors in accordance with the decisions of Management Board".
8. Item 7.2. shall read as follows:
"7.2. Execution of control assignments of the Management Board shall be monitored according to the Office Management Instruction of OAO RAO "UES of Russia" by the Directorate for organizational support to the Management Board, which shall perform the following functions:

- establishing control over and registration of assignments;
- recording control assignments;
- collecting and recording the assignments performance reports;
- forwarding notifications on the approaching deadlines for assignments execution;
- forwarding requirements to perform assignments upon expiry of the established execution deadline;
- summarizing assignments performance results".

9. Item 7.3. shall read as follows:
"7.3. Control over assignments of the Management Board is terminated by a Management Board member authorized to control performance of a respective resolution of the Management Board."

10. Item 7.4. shall read as follows:
"7.4. The execution deadline of an assignment of the Management Board may be extended by the Chairman of the Management Board or Management Board member authorized to control performance of the respective assignment of the Management Board subject to a well-grounded request submitted at least 5 business days prior to expiry of the established execution deadline of the assignment".

11. Item 7.5. shall read as follows:
"7.5. An executive in charge shall submit a written explanation to the Directorate for organizational support to the Management Board at the end of the reporting quarter for each unfulfilled assignment of the Management Board."

12. Item 7.6. shall be added as follows:
"7.6. The Directorate for organizational support to the Management Board shall summarize results of performance of the Management Board's resolutions by executives in charge and shall submit these results to the Company's Management on a quarterly basis."

13. "Office of the Management Board" shall be replaced with "Directorate for organizational support to the Management Board" in the relative case throughout the text of the Regulation.

Draft amendments and supplements to the Regulation on the Board of Directors of OAO RAO "UES of Russia"

14. The first paragraph of Item 1.5 shall read as follows:
"1.5. Technical (informational, documentary, protocol, secretarial) support of operating activities of the Board of Directors shall be executed by the Secretariat of the Board of Directors acting pursuant to this Regulation and as commissioned by the Chairman of the Board of Directors. The activities of the Secretariat of the Board of Directors shall be directly managed by the Executive Secretary."

15. The sixteenth paragraph of sub-item 3 of Item 4.1. shall read as follows:
"• controls the activities of the Secretariat of the Board of Directors."

16. Sub-item 16 of Item 4.1. shall read as follows:

"16) controls strict compliance of the members of the Board of Directors, the Executive Secretary, the Secretariat of the Board of Directors and other persons and agencies with the requirements of this Regulation;"

17. Item 5 shall read as follows:
"5. RIGHTS, OBLIGATIONS AND LIABILITIES OF THE EXECUTIVE SECRETARY OF THE BOARD OF DIRECTORS AND THE SECRETARIAT OF THE BOARD OF DIRECTORS."

18. Item 5.2. shall read as follows:
"5.2. The Board of Directors shall establish the Secretariat of the Board of Directors headed by the Executive Secretary of the Board of Directors."

19. In the eleventh paragraph of sub-item 1 of Item 5.3. replace "of services (etc.)" with "the services (etc.)".

20. Sub-item 2 of Item 5.3. shall read as follows:
"2) ensures drafting and forwarding of questionnaire forms to the members of the Board of Directors in case the meetings of the Board of Directors are held in absentia, as well as summarizes and processes the forms in accordance with this Regulation;"

21. Delete "(in case it is established)" from sub-item 1 of Item 5.3, sub-item 10 of Item 5.3, Items 5.5, 6.4, sub-item 6 of Item 10.3.

22. Item 5.4 shall read as follows:
"5.4. The Company shall cover operating costs involved by the Secretariat of the Board of Directors and payroll expenses."

23. Add "Executive" before "Secretary of the Company's Board of Directors" in Paragraph Four of Item 7.3.

24. Replace "state authority for administration of the federal property" with "authorized state authority" in Item 8.5.

25. Capitalize "Executive" in "Executive Secretary" throughout the text.

Draft amendments and supplements to the Regulation on compensation of the members of the Company's Auditing Commission for performance of their obligations and reimbursement of expenses related to trips to the Company's facilities

26. Item 1 shall read as follows:
"1. The Regulation has been developed in accordance with Paragraph 2 of Item 1 of Article 85 of Federal Law No. 208-FZ *On Joint Stock Companies* of December 24, 1995 (hereafter – the Law), sub-item 9 of Item 10.2 of Article 10 of the Company's Founding Charter (hereafter – the Charter) and with due account of restrictions established by Federal laws."